eLinear, Inc.
2901 West Sam Houston Parkway North, Suite E-300
Houston, Texas 77043

March 3, 2006

Securities and Exchange Commission
450 5th Street N.W., Mail Stop 04-06
Washington, D.C. 20549

Attention:	Mark P. Shuman

Re:	eLinear, Inc. Registration Statement on Form SB-2 File No. 333-127516 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, eLinear, Inc. (the “Company”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-127516), filed on August 12, 2005, together with all exhibits thereto (collectively, the “Registration Statement”).

The Company hereby requests that such registration statement be withdrawn because the financial statements of the Company contained therein and the reports of the Company’s independent accountants with respect to such financial statements can no longer be relied upon and the Company will be restating such financial statements.

The Registration Statement has not been declared effective and no shares have been sold pursuant to the Registration Statement. Should you have any questions regarding the application for withdrawal, please do not hesitate to contact Thomas Pritchard or Sondra Jurica, legal counsel to the Company, at 713-209-2911 or 713-209-2912.

Sincerely,

ELINEAR, INC.

By: _/s/ Michael Lewis_____
Michael Lewis
                                Chief Executive Officer